BRF S.A. Publicly held company CNPJ No. 01.838.723/0001-27 NIRE 42.300.034.240 MINUTES OF THE ORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON MARCH 31, 2025 (Drawn up as a summary, as provided for in article 130, paragraph 1, of Law No. 6,404, of December 15, 1976) 1. Date, Time and Place: Held on March 31, 2025, at 12 a.m., exclusively under virtual format, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 and article 5, paragraph 2, item I, of CVM Resolution No. 81/2022, and was considered to have been held, for all legal purposes, at the headquarters of BRF S.A. ("BRF" or "Company"), in the City of Itajaí, State of Santa Catarina, at Jorge Tzachel Street, 475, Fazenda neighborhood, as provided for in article 5, paragraph 3, of CVM Resolution No. 81/2022. 2. Call Notice and Publications: The Meeting was convened according to the notice published in the newspaper Valor Econômico, on February 28, March 1 and 6, 2025 (pages A10, B05 and B3, respectively), in compliance with the provisions of article 124 of Law No. 6,404/1976 and article 289 of Law No. 6,404/1976, as amended by Law No. 13,818/2019. The publication of the Notice provided for in Article 133 of Law No. 6,404/1976 is waived, since the documents mentioned in said article were published more than one month in advance of the date of the Ordinary General Shareholders’ Meeting, as provided for in paragraph 5 of article 133 of Law No. 6,404/1976. The Management Report, the Financial Statements and respective Explanatory Notes and the Independent Auditors’ Report and the Fiscal Council’s Opinion were published on February 28, 2025 in the newspaper Valor Econômico (pages F87 to F98), in compliance with the provisions of article 133, paragraph 3, of Law No. 6,404/1976 and article 289 of Law No. 6,404/1976, with wording given by Law No. 13,818/2019. 3. Attendance: The Meeting were installed with the presence of shareholders representing 91.03% (ninety-one point zero three) of the Company’s voting capital stock, as verified by the information contained in the consolidated maps prepared by the Company, pursuant to article 46-C, items I and II, of CVM Resolution No. 81/2022, and by the records of the electronic remote participation system made available by the Company, pursuant to article 47 of CVM Resolution No. 81/2022. Thus, the existence of a legal quorum for the holding of the Ordinary General Shareholders’ Meeting was verified. Also present, in compliance with the provisions of articles 134, paragraph 1, and 164 of Law No. 6,404/1976, and in accordance with the provisions of article 28, paragraph 5, of CVM Resolution No. 81/2022: (i) the member of the Board of Directors and Coordinator of the Company’s Audit and Integrity Committee, Mr. Augusto Marques da Cruz Filho; (ii) the Chief Financial and Investor Relations Officer, Mr. Fabio Luis Mendes Mariano; (iii) the member of the Fiscal Council, Mr. Marco Antonio Peixoto Simões Velozo; (iv) the representative of Grant Thornton Auditores Independentes, Mr. Octavio Zampirollo; and (v) the representative of the depositary bank of the ADRs, Mr. Cristiano Marques de Godoy. 4. Board: Chairman: Augusto Marques da Cruz Filho; Secretary: Marcus de Freitas Henriques. 5. Agenda: (i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended on December 31, 2024; (ii) To resolve on the allocation of net income for the fiscal year of 2024; (iii) To set the annual global compensation of the Company’s management for the year 2025; (iv) To elect the members of the Fiscal Council and their respective alternates; and (v) To set the compensation of the members of the Fiscal Council for the year 2025. 6. Preliminary Procedures: Before starting the work, the Secretary of the Meeting provided clarifications on the operation of the electronic participation system made available by the Company and the form of manifestation of the shareholders at the Meeting, as well as informed that (i) the proceedings of the Meeting would be recorded, and the copy of such recording will be filed at the Company’s headquarters; (ii) the new documents eventually presented during the Meeting, which have not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for participation in the Meeting allowed shareholders to express their views on the topics on the agenda and to communicate with each other and with the Board. The Secretary also informed that if any of the shareholders present had submitted a manifestation of vote by sending a distance voting form, and wished to modify their vote at this Meeting, should express such intention, so that the guidelines received through the distance voting form would be disregarded, as provided for in Article 28, Paragraph 2, item II, of CVM Resolution No. 81/2022. Finally, the shareholders waived the need to read the Consolidated Synthetic Voting Map, consolidating the information contained in the voting maps provided by the bookkeeping agent, the central depositary and the Company itself, and the Secretary informed that all shareholders could have access to said Voting Map during the Meeting. 7. Deliberations Approved: 7.1. Initially, it was approved, by unanimous vote of the shareholders present, the drafting of the minutes of this Meeting in the form of a summary of the facts that occurred, containing the transcription only of the resolutions taken, and its publication with the omission of the signatures of the shareholders, as provided for in paragraphs 1 and 2 of Article 130 of Law No. 6,404/1976. 7.2. At the Ordinary General Meeting 7.2.1. Approved, without reservations, by a majority vote of the shareholders present, with 1,424,764,827 favorable votes, 1,817,550 votes against and 29,664,521 abstentions, the management accounts and the Company’s financial statements for the fiscal year ended on December 31, 2024, together with the management report, the explanatory notes, the independent auditors’ report, the opinion of the Fiscal Council, the summary annual report of the Audit and Integrity Committee and the Management’s comments on the Company’s financial situation. 7.2.2. Also approved, by a majority vote of the shareholders present, with 1,455,891,164 votes in favor, 42,456 votes against and 313,278 abstentions, the management’s proposal for the allocation of results in view of the calculation of net income in the fiscal year ended December 31, 2024, in the total amount of R$3,213,273,542.81, which, deducted from the amount destined to the legal reserve, pursuant to article 193 of Law No. 6,404/1976, in the value of R$160,663,577.14, and the amount allocated to the tax incentive reserve, pursuant to article 195-A of Law No. 6,404/1976, in the amount of R$639,740,964.50, results in a total adjusted net income of R$2,412,869,001.17 and R$11,978,952.14 in actuarial gains. Thus, the total amount of R$2,412,869,001.17, calculated as adjusted net income for the fiscal year ended December 31, 2024, was allocated as follows: (i) R$1,145,999,411.28 for distribution to shareholders in the form of interest on equity; (ii) R$482,573,400.23 for the Capital Increase Reserve, as provided for in Article 36, item (iii), of the Bylaws; and (iii) R$784,296,189.66 for the Expansion Reserve, as provided for in article 36, item (iv), of the Bylaws. In addition, the amount of R$11,978,952.14, linked to actuarial gains, was allocated to the Expansion Reserve. Thus, the total amount allocated to this reserve was R$796,275,141.80. The Board also informed that, as the amount of interest on equity already distributed to shareholders exceeded the amount of the mandatory dividend provided for in article 36, item (ii), of the Bylaws, equivalent to 25% of the adjusted net income for the year, no new distribution of dividends and/or interest on equity for the fiscal year 2024 was proposed. 7.2.3. Approved, by majority vote of the shareholders present, with 1,197,907,933 votes in favor, 169,283,872 votes against and 89,055,093 abstentions, the establishment of the annual global compensation for the year 2025 for the members of the Board of Directors and the Executive Board in the amount of up to R$131,056,939.17 (one hundred and thirty-one million, fifty-six thousand, nine hundred and thirty-nine reais and seventeen cents), which covers the proposed limit for fixed compensation (salary or prolabore, direct and indirect benefits), benefits motivated by the termination of the position, as well as variable compensation (profit sharing) and amounts related to the Company’s Stock Option Grant Plan and the Restricted Stock Grant Plan. The abstention of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ is hereby registered, pursuant to the voting statement received by the Board, which will be attached to the minutes and filed at the Company’s headquarters. 7.2.4. Approved the election of the members, effective and alternate, of the Fiscal Council, with a term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year of 2026: (i) as an effective member, Mr. Antonio Mathias Nogueira Moreira, Brazilian, married, financial manager, bearer of identity card RG No. 05064851- 96 SSP/BA, registered with the Taxpayer No. 906.527.465-00, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000, and, as his alternate, Mr. Attilio Guaspari, Brazilian, married, engineer, registered with the Taxpayer No. 610.204.868-72, bearer of Identity Card No. 2.816.288, issued by the SSP/SP, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000, and such candidates received 1,366,930,574 favorable votes; (ii) as an effective member, Mr. Ricardo Florence dos Santos, Brazilian, married, chemical engineer and administrator, bearer of identity card RG No. 6.231.779 SSP/SP, registered with the Taxpayer No. 812.578.998-72, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000, and, as his alternate, Mr. Marco Antônio Peixoto Simões Velozo, Brazilian, divorced, economist and accountant, registered with the Taxpayer No. 942.753.277-72 and with the CRC/RJ under No. 093.788/O-6, resident and domiciled at Rua Miguel Pereira, 54, Humaitá, City and State of Rio de Janeiro, CEP 22261-090, and such candidates received 1,366,838,201 favorable votes; (iii) as an effective member, Mr. Alexandre Eduardo de Melo, Brazilian, married, administrator, bearer of identity card RG No. 25.663.069-0 SSP/SP, registered with the Taxpayer No. 261.179.768-44, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000, and, as his alternate, Mr. José Luiz de Souza Gurgel, Brazilian, married, economist and accountant, bearer of identity card RG No. 7.039.783-1 DETRAN/RJ, registered with the Taxpayer No. 918.587.207-53, with business address at Avenida das Nações Unidas, No. 14.401, Torre Jequitibá, 25th Floor, São Paulo – SP, CEP 04794-000, and such candidates received 1,366,929,563 favorable votes. It is hereby recorded that the members elected to the Fiscal Council were the only candidates presented for the election held at the present Ordinary General Shareholders’ Meeting. 7.2.4.1. The shareholders were informed that the members of the fiscal council elected at this Meeting are in a position to sign, without reservations, the declaration mentioned in article 147, paragraph 4, of Law No. 6,404/1976, as well as that the investiture of the elected members of the fiscal council is subject to: (i) the execution of the instrument of investiture, drawn up in the Company’s own book; and (ii) effective signature of the aforementioned declaration. 7.2.5. Approved, by majority vote of the shareholders present, with 1,365,820,965 favorable votes, 811,129 votes against and 89,614,804 abstentions, the establishment of the compensation of the effective members of the Company’s Fiscal Council for the year 2025 in an amount corresponding to ten percent (10%) of the value of the average compensation attributed to the Company’s Executive Officers (not including benefits, representation allowances and profit sharing), pursuant to paragraph 3 of article 162 of Law No. 6,404/1976. Itajaí (SC), March 31, 2025. Board: Augusto Marques da Cruz Filho President Marcus de Freitas Henriques Secretary Shareholders Present: BRF - ASM of 03/31/2025 ADR Representative: Christiano Marques de Godoy (TAXPAYER NO.: 250.152.388-19) Representative of: the Bank of New York ADR Department ALFM Representative: Christiano Marques de Godoy (TAXPAYER NO.: 250.152.388-19) Representative of: Amundi Index Solutions; Most Diversified Portfolio Sicav; Portfolio Edmond de Rothschild Fund; Stichting Bedrijfstakpensioenfonds V H S, A,englaszetbedrijf; and Stichting Pensioenfonds Voor de Architectenbureaus Marfrig and Colorado Representatives: Maurício Manfredini (TAXPAYER NO.: 144.082.808- 36); and Ricardo Araújo Rocha (TAXPAYER NO.: 020.990.844-08) Representative of: Marfrig Global Foods S.A; and O3 Master FIA PREVI Representatives: Laura Maria Ferreira Malaguti (TAXPAYER NO.: 008.547.187-96); and Rafael Amorim de Freitas (TAXPAYER NO.: 094.869.407-62) Representative of: BB BR 860 Fundo de Investimento Renda Fixa; and Plano de Benefícios 1 Direct BVD Concordia Phoenix Fundo de Investimento Multimercado Crédito; Kapitalo K10 Previdência Master FI; Kapitalo K10 Previdncia II Master Fundo de Investimento Mult; Kapitalo Kappa Previdência Master Fundo de Investimento Mult; Kapitalo Kappa Previdncia II Master Fundo de Investimento MU; Kapitalo Master I Fundo de Investimento Multimercado; Kapitalo Master II Fundo de Investimento Multimercado; Kapitalo Master X Fundo de Investimento Multimercado; Kapitalo Omega Previdência Master FIM; Kapitalo Sigma LLC - Bem - Distribuidora de Titulos e Valore; Kapitalo Tarkus Master FI em Ações; Kapitalo Zeta Master Fundo de Investimento em Ações; Kapitalo Zeta Prev Master Fif Multimercado Resp Limitada; Plano Beneficios II; Plano de Beneficios Faf; Plano de Beneficios III; Plano Instituido Setorial Familia Brf Previdência; e Salic International Investment Company B3 BVD 1199 Health Care Employees Pension Fund; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abn Amro Funds (lux); Abu Dhabi Retirement Pensions and Benefits Fund; Acadian All Country World EX US Fund; Acadian Collective Investment Trust; Acadian Ememrging Markets Equity Fund; Acadian Emerging Markets Equity II Fund, LLC; Acadian Global Market Neutral Fund, LLC; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advisors Inner Circle Fund-acadian e.M.Portf; Alaska Common Trust Fund; Alaska Permanent Fund; Alexandre Henrique Brescovitt; Allianz GB Inv Gmbh ON Behalf of Allianz Vgl Fonds; Allianz GL Investors Gmbh ON Behalf of Allianzgifonds Dspt; Allianz Global Inv Gmbh Acting ON Behalf of Allianz Eee Fon; Allianz Global Investors Gmbh ON Behalf of Allianz; Allianz Global Investors Gmbh ON Behalf of Allianz Pv-ws Fon; Allianz Global Investors Gmbh ON Behalf of Allianz Vgi 1 Fon; Allianz Global Investors Gmbh ON Behalf of Komfortdynamik S; Aluisio Mendes da Rocha Filho; American Heart Association, Inc.; Amp Capital Funds Management Limited as R e F F D e M S F; Amundi ETF Icav - Amundi Prime All Country World Ucits ETF; Ana Luiza Barbosa da Costa Veiga; Andra Ap-fonden; Andre Marino Kuller; Antonio Abilio da Costa Coutinho; Antonio Ricardo Miranda Costa; Aqr Lux Funds II - Aqr Style Premia: All Country Equity Fund; Aqr Ucits Funds; Arero - Der Weltfonds -nachhaltig; Arizona Psprs Trust; Arrowstreet (delaware) Custom Alpha Extension Fund; Arrowstreet (delaware) Custom Alpha Extension Fund; Arrowstreet Capital Global Equity Long/Short Fund Limited; Arrowstreet Clarendon Trust Fund; Arrowstreet Clarendon Trust Fund; Arrowstreet Emerging Market Alpha Extension Trust; Arrowstreet Emerging Market Trust Fund; Arrowstreet Emk Alpha Extension Fund L.P.; Artur Lindner; Ascension Alpha Fund, LLC; Ativo International Equity Fund, LP; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Investors Funds Acs - Aviva Investors Emerging Market; Aviva Life Pensions UK Limited; Aware Super Pty Ltd; Axa Rosenberg Equity Alpha Trust; Barclays Multi-manager Fund Public Limited Company; Bayerninvest Kapitalverwaltungsgesellschaft Mbh FO; Best Investment Corporation; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Balanced Capital Fund, Inc.; Blackrock Balanced Capital Portfolio of Blackrock Series Fun; Blackrock Global Funds; Blackrock Global Index Funds; Blackrock Life Limited; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Sustainable Advantage GL Equity FD of Blkrk Fds; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bombardier Trust Canada Global Equities Fund; Brighthouse Funds Trust I B/Aberdeen Emer Markets Equ Portf; Brighthouse Funds Trust I-ssga Emerging Markets EN; British Columbia Investment Management Corporation; Caisse de Depot ET Placement DU Quebec; Calebe Augusto dos Santos; California Public Employees Retirement System; Canada Pension Plan Investment Board; Carlos Fonseca Avila; CC and L Q 140-40 Fund; Ccandl Q Emerging Markets Equity Ucits Fund A Sub Fund of CO; Ccl Multistrategy Fund; Ccl Q Canadian Equity 130/30 Plus Fund; Ccl Q Emerging Markets Equity Fund; Ccl Q Emerging Markets Equity Fund LP; Ccl Q Market Neutral Fund; Ccl Q US Equity Extension Fund; Ccl U.S. Q Market Neutral Onshore Fund II; Cesar Augusto dos Santos Araujo; CF Diverse Equity Opportunities, LLC; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Limited as T of A F S A Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Clinton Nuclear Power Plant Qualified Fund; College Retirement Equities Fund; Colonial First State Investment Fund 121; Colonial First State Investment Fund 122; Colonial First State Investment Fund 96; Columbia em Core Ex-china ETF; Commingled Pension Trust Fund (emerging Markets Equity Index; Commonfund em Quantitative Focus Fund, LLC; Commonfund Screened Global Equity, LLC; Commonwealth Emerging Markets Fund 2; Commonwealth Emerging Markets Fund 6; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Connor Clark & Lunn Collective Investment Trust; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Cppib Map Cayman Spc; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody B.O.J,l..as.T.F.S.e.e.Index Mother Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Daniel Annunciato Junior; Desjardins Emerging Markets Equity Index ETF; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Dimensional Emerging Mkts Value Fund; Douglas Sousa Macedo dos Santos; Dow Retirement Group Trust; Dws Advisors Emerging Markets Equities-passive; Eaton Vance Collective Investment Tfe Ben Plans em MQ Equ FD; Edson Marques; Eliana Mitie Tamaishi Nakanishi; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Completion Fund, L.P.; Emerging Markets Equity Index Esg Screened Fund B; Employees Ret System of the State of Hawaii; Employees Retirement System of Texas; Environment Fund; Estefane Vianei Friedrich; Eurizon Capital S.A.; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Federated Hermes Global Allocation Fund; Felipe Cardoso dos Santos; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Global Ex-u.S. Equity Index Institutional; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Florida Retirement System Trust Fund; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franciscan Alliance, Inc. Master Pension Trust; Franklin Libertyqt Emerging Markets Index ETF; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Future Fund Board of Guardians; Gam Investment Management (switzerland) AG ON Beha; General Organisation for Social Insurance; General Pension and Social Security Authority; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Goldman Sachs Funds - Goldman Sachs e M C (r) EQ Portfolio; Goldman Sachs Funds - Goldman Sachs Emerging Marke; Goldman Sachs Funds II - Goldman Sachs Gms Emerging Markets; Goldman Sachs Trust - Goldman Sachs Emerging Markets e I F; Goldman Sachs Trust Ii- Goldman Sachs Multi-manager G e Fund; Gotham Capital V, LLC; Great-west Emerging Markets Equity Fund; Guidemark Emerging Markets Fund; Guilherme Godoy da Silva; H.e.S.T. Australia Limited; Handelsbanken Emerging Markets Index; Hartford Emerging Markets Equity Fund; HC Capital Trust the Emerging Markets Portfolio; Henrique Angrisano; Hsbc Index Tracker Invest. Funds Ftse All World Index Fund; Ibm 401 (k) Plus Plan; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Monetary Fund; Invesco Dwa Emerging Markets Momentum ETF; Invesco International Buyback Achievers ETF; Invesco Investment Management Ltd, Acting as Manag; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Markets III Plc - Invesco Global BB A U ETF; Invesco SP Emerging Markets Momentum ETF; Investeringsforeningen Bankinvest - Emerging Markets Aktier; Investeringsforeningen Bankinvest Engr Spr Nrd Tema Fond KL; Investeringsforeningen Bankinvest, Emerging Markets Aktier K; Investeringsforeningen Pfa Invest Globale Aktier; Investors Wholesale Emerging Markets Equities Trust; Isaac Cavuto Vallejo; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Emerging Markets Imi Index ETF; Ishares Core Msci Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Esg Advanced Msci em ETF; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Msci Global Agriculture Producers ETF; Ishares Public Limited Company; Ishares Sustainable Msci Global Impact ETF; Ishares V Public Limited Company; Ivesco Ftse Rafi Emerging Markets ETF; Jana Diversified Global Share Trust; Jnl Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; Jpmorgan Betabuilders Emerging Markets Equity ETF; Jpmorgan Diversified Return Emerging Markets Equity ETF; Kapitalforeningen Emd Invest, Emerging Markets Ind; Lacm Acwi EX US Equity Fund L.P.; Lacm Acwi Ex-us Equity Cit; Lacm Emerging Markets Fund L.P.; Lacm Emii, L.P.; Lazard em Equity Advantage Fund; Lazard Emerging Markets Equity Advantage Portfolio; Lazard Global Active Funds, Plc; Lazard/Wilmington Emerging Markets Equity Advantag; Legal General Scientific Beta Emerging Markets Fund, LLC; Legal General U. ETF P. Limited Company; Legal & General Ccf; Legal & General Collective Investment Trust; Legal & General Future World Esg Emerging Markets; Legal & General Global Emerging Markets Index Fund; Legal & General Global Equity Index Fund; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Lgiasuper Trustee; Lincoln Vip T - L Ssga Emerging Markets 100 Fund; Local Authorities Superannuation Fund; Lockheed Martin Corp Defined Contribution Plans Master Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Lucas de Grandi Sampaio; Luiz Otavio de Oliveira Ramos; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Emerging Markets Ex-china Equity Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Marcos Scatulin Bocca; Maria Cristina Fogaca Vargas; Martin Guesser Pereyra; Mauro Martins Machado; Mbb Public Markets I LLC; Mercer Emerging Markets Equity Fund; Mercer Emerging Markets Fund; Mercer Emerging Markets Shares Fund; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mercer Unhedged Overseas Shares Trust; Metis Equity Trust; Metzler Asset Management Gmbh for Mi-fonds K18; Mgi Funds Plc; Mgts Afh da Global Emerging Markets Equity Fund; Miguel Hlebczuk Junior; Ministry of Economy and Finance; Mip Active Stock Master Portfolio; Missouri Education Pension Trust; Mobius Life Limited; Momentum Global Funds; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Nat West BK Plc as TR of ST James PL GL Emer Mkts Unit Fund; National Council for Social Security Fund; National Employment Savings Trust; National Pension Insurance Fund; National Railroad Retirement Investment Trust; Nbi Diversified Emerging Markets Equity Fund; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York State Teachers Retirement System; Nilson Vieira de Souza; NN (l); NN Paraplufonds 1 N.V; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investiment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Nuveen/Sei Trust Company Investment Trust; Nvit GS Emerging Markets Equity Insights Fund; Omers Administration Corporation; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Pacer Emerging Markets Cash Cows 100 ETF; Pacific Select Fund - PD Emerging Markets Portfolio; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; Paulo Roberto de Almeida Sacom; Pedro Bernardinelli Junior; People S Bank of China; Phoenix U T M L R P A S Index Emerging Market Equity Fund; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pimco Funds Global Investors Series Plc; Polic and Fir Ret Sys of the City of Detr; Police and Firemen S Retirement System of New Jers; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Principal Global Investors Funds; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Public Employees Long-term Care Fund; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; Qma JP Emerging Markets All Cap Offshore Fund, Ltd; Qma JP Emerging Markets All Cap Onshore Fund, L.P.; Qsma1 LLC; Qsuper; Rafael Antonio Goulart da Silva; Railways Pension Trustee Company Limited; Raphael Saulors Chapur; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Qube Low Volatility Emerging Markets Equity FU; Reassure Limited; Renato Anderson Neves Pinto da Silva; Robeco Capital Growth Funds; Robeco QI Cust Sust Eme Mkts Enhanced Index Equities Fund; Rodolfo Molnar Silva; Royal London Equity Funds Icvc; Russel Emerging Markets Equity Pool; Russell Institutional Funds, LLC - Rem Equity Plus Fund; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; S. F. AG O. B. O. S. (ch) I. F. V. S. (ch) I. e. F. e. M. R; Salvador Fernandes de Jesus Junior; Samuel Kalebe Lins Souza; Sanlam Universal Funds Plc; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; School Employees Retirement System of Ohio; Schwab Emerging Markets Equity ETF; Scotia Emerging Markets Equity Index Tracker ETF; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Sei Inst Invest TR World EQ Ex-us Fund; Sei Institutional Investments Trust Swe Ex-us Fund; Shell TR (berm) Ltd as TR O Shell OV Con P F; Southern Cal ED C N F Q C DC MT S ON P VD N G; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr S&p Emerging Markets Ex-china ETF; Spirit Super; Spp Aktieindexfond Global; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; Stanlib Funds Limited; State of Alaska Retirement and Benefits Plans; State of Minnesota State Employees Ret Plan; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Active em Mkts Sec Lend QP Com TR FD; State Street All-country W A Non-lending Common Trust; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; State University Retirement System; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Ahold Delhaize Pensioen; Stichting Bedrijfstakpensioenfonds Voor de Detailhandel; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Hoogovens; Stichting Pensioenfonds Pgb; Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Stichting Shell Pensioenfonds; Sunamerica Series Trust SA Emerging Markets Equity; Swiss Fonds Ag, Faobo Swc (ch) Ind FD I - Swc CH I EQ F e MK; Swisscanto F. AG A. B. of S. S. e. M. e. Fund; Tadeu Denardi; Teacher Retirement System of Texas; Teachers Retirement System of Oklahoma; Teachers Retirement System of the City of New York; Teachers Retirement Allowances; Texas Municipal Retirement System; Thadeu de Oliveira Bello; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. M. A. Fund; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Board of the Pension Protection Fund; the Board of.A.C.e.R.S.Los Angeles,california; the Boeing Company Employee Savings Plans Master Trust; the Chicago Pub.School Teachers P. and Retirem F; the Emerging M.S. of the Dfa I.T.CO.; the Incubation Fund, Ltd.; the Master Trust Bank of Jap, Ltd. as TR. for Mtbj400045828; the Master Trust Bank of Jap., Ltd. as TR. for Mtbj400045829; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as T. for Mtbj400045835; the Master Trust Bank of Japan, Ltd. as TR for Mutb400045792; the Master Trust Bank of Japan, Ltd. as Tru FO Mtbj400045849; the Master Trust Bank of Japan, Ltd. as Trustee FO; the Master Trust Bank of Japan, Ltd. as Trustee for Mutb4000; the Master Trust Bank of Japan, Ltd. Trustee Mutb400045794; the Monetary Authority of Singapore; the New Zealand Guardian Trust Company Limited IN Its Capac; the New Zealand Guardian Trust Company Limited as Trustee FO; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; Thrift Savings Plan; Thrift Savings Plan; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Total International EX U.S. I Master Port of Master Inv Port; Trinity College Cambridge; Universal Invest Luxembourg SA ON Behalf of Univest; Universal-investment-ge. Mbh ON B. of Lvui EQ. em. Mkts; Utah State Retirement Systems; Utd Nat Relief and Works AG for Pal Refugee IN the Near East; Utimco SP II LLC; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Emerging Markets; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard International High Dividend Yield Index F; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Victorian Funds Man C A T F V e M T; Victoryshares Usaa Msci e. M. Value M. ETF; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Voya Vacs Index Series em Portfolio; Walter Ribeiro da Costa Junior; Water and Power Employees Retirement Plan; Welington Pereira da Silva; Wellington Trust Company N.A.; Wellington Trust Company, National Association Mul; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wilshire Mutual Funds, Inc. - Wilshire International Equity; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; WM Pool - Equities Trust no. 76; WS Wales PP Emerging Markets Equity Fund; Xtrackers; e Xtrackers (ie) Public Limited Company Classificação: Interna ASSEMBLEIA GERAL ORDINÁRIA DA BRF S.A. MANIFESTAÇÃO DE VOTO DA ACIONISTA CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI Sr. Presidente de Mesa, A CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, en+dade fechada de previdência complementar, estabelecida na Praia de Botafogo nº 501, 3º e 4º andares – Botafogo – Rio de Janeiro – RJ, inscrita no CNPJ/ME sob o nº 33.754.482/0001-24, vem apresentar perante V.Sa., a seguinte Manifestação de Voto em relação à proposta da administração para a remuneração global anual da administração da Companhia para o exercício de 2025, objeto da matéria (iii) da ordem do dia da Assembleia Geral Ordinária realizada em 31 de março de 2025, às 12h, de modo exclusivamente digital. (iii) A Previ se abstém de votar à proposta da administração para a remuneração global anual da administração da Companhia para o exercício de 2025, recomendando que a administração da BRF S.A. divulgue de forma mais detalhada e completa: (a) os componentes da remuneração global da Administração, jus+ficando as variações mais significa+vas das diferentes linhas que compõem a remuneração global; (b) as pesquisas salariais realizadas; e (c) as metas atreladas a bônus, especialmente metas ASG. Requer a acionista Previ, ainda, que a presente Manifestação de Voto seja recebida pela Mesa, registrada em ata e devidamente anexada a ata desta Assembleia. Rio de Janeiro, 31 de março de 2025 _______________________________________________ CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL